May 9, 2005

Via Facsimile (415) - and U.S. Mail

Robert Dixon
Sutter Capital Management, LLC
220 Montgomery Street, Suite 2100
San Francisco, CA  94104

RE:	Concord Milestone Plus, LP
      Schedule TO-T filed April 29, 2005 by Sutter Opportunity
	Fund 3, LLC, Sutter
      Opportunity Fund 3 (TE), LLC, SCM-CMP Acquisition Fund, LLC, MacKenzie Patterson Fuller, Inc., Robert E. Dixon,
	and C.E. Patterson
      File No. 005-40562

Ladies and Gentlemen:

      We have the following comments on the above-referenced filing.

Schedule TO-I

1. We note that the offer is dated April 27, 2005 but the Schedule
TO was filed on April 29, 2005. Note that under Rule 14d-3(a), you are required to file the Schedule TO on the date of commencement of the tender offer. Please tell us when you commenced the tender offer, and the date upon which the offer to purchase was delivered to Concord Milestone and its security holders.

2. It appears from the annual report on Form 10-K filed by Concord Milestone that the Class A interests and Class B interests that make up each unit have been separated. Please tell us, with a view toward revised disclosure, whether this separation has occurred. If so, revise your tender offer documents accordingly and present disclosure regarding the effect on your tender offer, including, among other issues, the ability of security holders to tender each class of interests separately, whether you will accept for purchase such separate interests, the effect on your rights and the rights of the current security holders as a security holders, and your ability to amend the partnership agreement or replace the general partner. Also, please revise the letter of transmittal to reflect these changes as necessary.

3. We further note that according to the 10-K filed by Concord
Milestone, there were 1,518,800 class A interests and 2,111,072
Class B interests outstanding as of February 25, 2005, while your tender offer states that there were 1,518,800 units outstanding as of March 10, 2005. Please explain this discrepancy.

Offer to Purchase

Cover Page - Page 1

4. We note that Mr. C.E. Patterson is listed as a bidder in the Schedule TO. Please advise us why Mr. Patterson does not appear in the Offer to Purchase as a purchaser.

5. We note that the offer price may be reduced due to distributions made between the date of the offer and its expiration date. Please clarify here that if such a distribution occurs and the offer price is reduced, you will extend the tender offer for an appropriate number of days as provided by Rule 14e-1(b). See
Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

6. We note your offer is dated April 27, 2005, while your disclosure is provided for trades in February 2005. Please advise us, with a view toward revised disclosure, whether or not more recent trading price information is available.

7. Refer to the first full paragraph on page 2. Please explain, with a view toward revised disclosure, what type of access to the securities you would have at a time before all conditions to the offer have been satisfied and payment has been made. We note that all conditions, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to expiration of the offer and that you may not accept the tendered securities until the expiration of the offer.

8. We note your reference to a "proration period" near the top of the page. Given that you are offering to purchase all outstanding securities, please explain this reference or, if inapplicable to this offer, remove it.

Introduction - Page 7

9. With respect to your estimated liquidation value of $4.18 per unit, please provide us supplementally with support for the capitalization rate selected.

Acceptance for payment - Page 9

10. We note in the penultimate paragraph of this section that you may retain tendered securities and those securities may not be withdrawn except as provided for under the withdrawal rights, subject to the limitations of applicable law. Please clarify the applicable law and its effects or delete the reference.

Extension of tender offer period - Page 11

11. Since you are offering to purchase all of the outstanding securities, the exception to the extension of the offer relating to an increase in securities sought of not more than 2% is not applicable. Please revise.

12. Please advise us why the required disclosure regarding a subsequent offering period, required by Item 1004(a)(1)(iv) of Regulation M-A, was not included here or in the summary section of the tender offer that was disseminated to security holders.

Certain Federal Income Tax Consequences - Page 12

13. Delete the reference to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Effects of the Offer - Page 12

14. We note your disclosure that the company could deregister its securities if the number of security holders was reduced below
300. Please disclose your plans in this respect in the event the tender offer results in such a reduction of security holders.

Sources of Funds - Page 14

15. We note in the introduction that you will pay for all transfer fees. Please confirm supplementally whether your estimate of those fees is included in the $20,000 you expect to pay for fees and expenses.

Conditions to the Offer - Page 14

16. Please describe briefly the authorizations or approvals to which you refer in the first paragraph of this section.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the offerors acknowledging that:

* the offerors are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the offerors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-2962 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
								Acquisitions

cc: Paul J. Derenthal, Esq. (via fax: (415) 981-4840)